
June 25, 2014

Via E-mail
Paul D. Quinlan, Chief Financial Officer
Blackstone Mortgage Trust, Inc.
345 Park Avenue, 42nd Floor
New York, NY 10154

Re: **Blackstone Mortgage Trust, Inc.**
Form 10-K
Filed February 18, 2014
File No. 001-14788

Dear Mr. Quinlan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel